PART I

Item 1 - Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.


Item 2 - Management's Discussion and Analysis of Financial
Condition and
                           Results of Operations

Results of Operations.
Net income for the third quarter of 1995 was lower than last year because of the sale of the company s construction operations during the second quarter. Earnings of these operations were included in the 1994 third quarter results, with no corresponding amounts in the 1995 quarter.

Net income for the quarter amounted to $527,000, or $.32 per share, compared to $839,000, or $.50 per share earned last year. For the first nine months, net income reached $2,888,000, or $1.76 per share, compared to $1,911,000, or $1.15 per share, an increase of 53%.

Income from investment activity rose substantially during the quarter, as we temporarily invested the cash provided from the sale of the construction operations. Expenses were also much lower, as we phased out costs associated with the construction businesses. Expenses totaled $268,000 for the quarter, compared to $780,000 last year; a decrease of 66%. However, the effect of these improvements on net income fell short of matching income generated from the construction operations last year.

Lower earnings, as compared to prior periods, are a natural result of the transformation of the Company into a financial services entity and will continue for the short term until the Company enters new businesses to replace the income from the operations sold.

Equity income from First Indiana Corporation increased 33% during the quarter to $961,000, compared to $724,000 last year, and increased 58% for the nine months to $3,008,000, compared to $1,901,000 in 1994.

First Indiana continued to experience strong growth in loans and net interest margin during the quarter. The Bank s focus on real estate finance helped build core earnings, and the favorable interest-rate environment stimulated loan demand and helped net interest rate margin to rise above four percent during the quarter.

First Indiana also continued a trend of loan growth through home equity and residential construction loans. In addition, the residential mortgage loan servicing portfolio expanded through the purchase of loan servicing rights.

The gain from the sale of the assets of the construction operations, contained in the amounts for the nine-month period, amounted to $1,293,000 before income taxes. Net income after taxes from the gain on sale amounted to $782,000, and increased per share earnings $.47 for the nine months. The assets and business sold constituted all sales, cost of sales, and gross profit contained in the Consolidated Statements of Income.

                                    -8-
The assets were sold to two buyers, in separate transactions, and included the businesses operated under the trade names of American Precast Concrete, Span-Deck of Indiana, Concrete Carriers, Inc., and Precast Concrete Systems, Inc. The assets sold included property, plant and equipment applicable to the operations the assumption of the construction contracts with customers for projects not completed at the closing dates. Inventories and the contracts-in-progress unbilled receivables relating to the contracts assumed by the buyers were also included in the sale transactions.

The sale of the construction operations was initiated as part of a strategic plan to further expand the Company s involvement in financial services. The Board of Directors and management saw little opportunity for expansion of the construction business, and the highly cyclical nature of the construction industry made it difficult to maintain and increase profitability on a consistent basis. The sale has enhanced the Company s ability to engage in a full range of financial services that had been limited by federal regulations, as a result of Somerset s status as a registered federal savings and loan holding company, and has provided cash for expansion in the financial services industry.

Management s focus has been to select specialized products and service areas that will best fulfill this strategy and result in long-term growth for our shareholders.

The investigations of possible acquisition candidates are proceeding with caution, but with determination. Management has not yet made any firm commitments in any one specific area, but continues to conduct in-depth analyses of several areas and hopes to be reporting new developments in the near future.

Capital Resources and Liquidity.
The Company s liquidity and capital resources were greatly improved from a relatively strong position at December 31, 1994, as a result of the sale of the construction operations.

The ratio of current assets to current liabilities stood at 9.5 to
1.0 at September 30, 1995, compared to 3.0 to 1.0 at December 31, 1994, and 3.1 to 1.0 at September 30, 1994. Net working capital increased to over $8.9 million, compared to $6.9 million at December 31, 1994, and $5.8 million at September 30, 1994. These increases were a result of the increase in net income during the first nine months of 1995 and funds provided by the asset sales.

For the first nine months of 1995, operations provided cash of approximately $5 million compared to cash used by operations of over $500 thousand for the same period of 1994. The increase in net income combined with the discontinuance of the construction operations caused a reduction in trade accounts, notes and other receivables, contracts in progress, unbilled, and inventories, as we commenced the liquidation of working capital assets and liabilities of the construction operations that are not being replaced with the new activity.

The asset sales did not include accounts receivable and other components of working capital. We will continue to generate cash as we finalize the affairs of these operations. When completed, we expect that we will have generated additional cash of approximately $1 million.

The sale of construction related property, plant and equipment provided $5 million of cash. $3 million of the proceeds were used for early retirement of long-term debt, and the remainder was invested in short-term temporary investments.

The Company paid $327,000 in cash dividends ($.20 per share) to shareholders during the first nine months of 1995, compared to $164,000 ($.10 per share) in 1994, and expects to pay cash dividends on a semiannual basis in the future.

                                    -9-
The ratio of long-term debt to equity stood at .09 to 1.00 at September 30, 1995, compared to .21 to 1.00 at December 31, 1994 and .22 to 1.00 at September 30, 1994. The ratio improved as a result of the increase in shareholders equity and the retirement of $3 million of long-term debt. The increase in shareholders equity resulted primarily from the increase in earnings.

Shareholders equity at September 30, 1995 amounted to $28.9 million, or $17.71 per share, compared to $16.13 at December 31, 1994 and $15.69 at September 30, 1994.

The strategic plan for expansion in the financial services industry includes the possible placement of additional long-term debt in order to increase the size of an acquisition. The amount of debt
(if any) will depend on the size and cash flow of any such acquisition.






                                   -10-